SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 4)

_______________________

REGIONAL HEALTH PROPERTIES, INC.

(Name of Issuer)

10.875% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

75903M200

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 5

13D

CUSIP No. 75903M200	Page 2 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 383,982
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 383,982
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 383,982
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 13.66%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 3 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 4 of 5

This Amendment No. 4 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018, as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018 and as amended by Amendment No. 3 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 2, 2018 with respect to their interests in shares of 10.875% Series A Cumulative Redeemable Preferred Stock, no par value of Regional Health Properties, Inc., a Georgia corporation (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of Transaction:

Item 4 is amended by adding the following paragraph:

On December 2, 2019, attorneys for Charles Frischer and four other holders of the Preferred Stock, who, together with Mr. Frischer, hold 32.6% of the Preferred Stock, sent a letter demanding the Issuer correct a misrepresentation in the Issuer’s Proxy Statement. The Proxy Statement stated that no demand had been made for the special election of two additional directors by the holders of at least 25% of the Preferred Stock following a failure by the Issuer to pay dividends for any four consecutive or non-consecutive dividends period. Such a demand, however, was made in that certain letter to the Issuer dated November 28, 2018 from attorneys representing Charles Frischer and three other holders who together held 26.28% of the Preferred Stock. Such letter is described in Item 4 to Amendment No. 3 to the 13D. In addition to correcting the Proxy Statement, Mr. Frischer and the other holders reiterated their demand for a special election for two additional directors. The letter further requested that Mr. Charles Frischer and Mr. Kenneth Grossman be nominated to stand for election by the holders of the Preferred Stock to serve as directors of the Issuer.

Item 5.	Interest of Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 4 to Schedule 13D, the Partnership directly owns 11,000 Shares representing less than 1% of the total outstanding shares. As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 372,982 Shares and he is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 383,982 Shares representing approximately 13.66% of the outstanding Shares. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 2,812,000 Shares outstanding on November 12, 2019, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019.

13D

CUSIP No. 75903M200	Page 5 of 5

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 383,982 Shares.

(c)       Transactions during the past sixty days

Not applicable.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  December 4, 2019

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).